Exhibit 99.1

NEW RELEASE
FOR IMMEDIATE RELEASE
September 22 2006

Extendicare U.S. Subsidiary EHSI Commences Tender Offers for its
9 1/2% Senior Notes due 2010 and its 6 7/8% Senior Subordinated Notes Due 2014

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced today that its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. (EHSI), has commenced cash tender offers (the “Offers”) for any and all of its US$150 million 9 1/2% Senior Notes Due 2010, CUSIP No. 302244AF5 (the “2010 Notes”) and any and all of its US$125.0 million 6 7/8% Senior Subordinated Notes Due 2014, CUSIP No. 302244AH1 (the “2014 Notes” and collectively with the 2010 Notes, the “Notes”).

In conjunction with the Offers, EHSI is also soliciting consents (the “Solicitations”) to adopt proposed amendments to the indentures under which the Notes were issued that would eliminate substantially all restrictive covenants and certain event of default provisions. Any holder who tenders Notes pursuant to the Offers must also deliver a consent. The Offers and Solicitations are being made upon the terms and subject to the conditions set forth in the related Offer to Purchase and Consent Solicitation Statement dated September 22, 2006 (the “Offer to Purchase”).

Holders who validly tender their Notes and deliver their consents on or prior to 5:00 p.m., New York City time, on October 5, 2006 (the “Consent Date”), unless extended, will be eligible to receive the Total Consideration. The “Total Consideration” to be paid for each Note validly tendered and accepted for payment on or prior to the Consent Date, will be equal to (1) US$1,050 for each US$1,000 principal amount of the 2010 Notes and (2) a price per US$1,000 principal amount of the 2014 Notes that will be determined by pricing the 2014 Notes using standard market practice to the first call date at a fixed spread of 50 basis points over the bid-side yield on the 4.875% US Treasury Notes due May 15, 2009, determined as of 2:00 p.m., New York City time, on the Price Determination Date (as defined in the Offer to Purchase) by reference to the relevant Bloomberg Page. The Total Consideration for each Note so tendered includes a consent payment of US$30 for each US$1,000 principal amount (the “Consent Payment”). Holders whose valid tenders are received after the Consent Date, but on or prior to 12:00 midnight, New York City time, on October 20, 2006 (the “Expiration Date”), will receive the Tender Offer Consideration (as defined below) but will not receive the Consent Payment. The “Tender Offer Consideration” is the Total Consideration less the Consent Payment. EHSI expects to publicly announce the pricing information referred to above by press release by 9:00 a.m., New York City time, on the business day following the Price Determination Date.

Holders of Notes who validly tender and do not validly withdraw their Notes in the Offers will also receive accrued and unpaid interest from the last interest payment date to, but not including, the applicable settlement date, payable on the applicable settlement date.

EHSI’s obligation to accept for purchase and to pay for the Notes validly tendered and consents validly delivered, and not validly withdrawn or revoked, pursuant to the Offers is subject to and conditioned upon the satisfaction of or, where applicable, EHSI’s waiver of, certain conditions including (1) the tender of at least a majority in principal amount of the outstanding Notes on or prior to the Consent Date (and, thereby, obtaining the requisite consents for the proposed amendments to the underlying Notes indentures), (2) the receipt of proceeds from EHSI’s anticipated collateralized mortgage backed securitization and amended or new revolving credit facility and (3) certain other general conditions, each as described in more detail in the Offer to Purchase.

This announcement is not an offer to purchase, nor a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Notes. The Offers and Solicitations are being made solely pursuant to the Offer to Purchase.

EHSI has retained Lehman Brothers Inc. to serve as Dealer Manager and Solicitation Agent and D.F. King & Co., Inc. to serve as Information Agent and Tender Agent for the tender offers and consent solicitations. Requests for documents may be directed to D.F. King & Co., Inc. by telephone at (888) 567-1626 (toll free) or (212) 269-5550 (collect), or in writing at 48 Wall Street, 22nd Floor, New York, NY 10005. Questions regarding the terms of the Offer to Purchase and Consent Solicitations should be directed to Lehman Brothers Inc. at (800) 438-3242 (toll free) or (212) 528-7581 (collect), attention: Liability Management Group.

About Us
Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 438 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,100 people in North America.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

As a conversion by the Company into a Canadian real estate investment trust and the distribution of Assisted Living Concepts, Inc. will be subject to and conditional upon, among other things, shareholder and court approvals, some or all of which conditions are beyond the control of the Company, there can be no assurance that such a conversion will occur or will occur within a particular time frame.

For further information, contact:
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com